Exhibit 99.2

UNAUDITED PRO FORMA FINANCIAL INFORMATION

On January 23, 2018, Gastar Exploration Inc. (the “Company” or “Gastar”) entered into a definitive agreement of sale and purchase (the “Sale Agreement”), by and between the Company and Revolution Resources, LLC to divest its interest in the West Edmund Hunton Lime Unit (“WEHLU”) and adjacent undeveloped acreage for a cash purchase price of approximately $107.5 million, subject to certain adjustments and customary closing conditions, (the “WEHLU Sale”). The WEHLU Sale had an effective date of October 1, 2017 and was completed on February 28, 2018.  After certain adjustments, net cash proceeds from the WEHLU Sale were approximately $98.8 million, subject to certain additional adjustments.

The following unaudited pro forma financial information is derived from the historical financial statements of the Company and reflects the estimated impact of the WEHLU Sale. The Unaudited Pro Forma Consolidated Balance Sheet of Gastar as of December 31, 2017 has been prepared assuming the WEHLU Sale was consummated on December 31, 2017.  The Unaudited Pro Forma Consolidated Statement of Operations of Gastar for the year ended December 31, 2017 has been prepared assuming the WEHLU Sale was consummated on January 1, 2017.  These unaudited pro forma consolidated financial statements should be read in conjunction with the notes hereto and the consolidated financial statements and notes thereto of Gastar filed on Form 10-K for the year ended December 31, 2017.

The unaudited pro forma financial information is not indicative of the financial position or results of operations of Gastar which would have actually occurred if the transaction had occurred at the dates presented or which may be obtained in the future.  In addition, future results may vary significantly from the results reflected in such statements due to normal oil and natural gas production declines, reductions in prices paid for oil or natural gas, future acquisitions or dispositions and other factors.

GASTAR EXPLORATION INC.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2017

		Pro Forma Adjustments
	Gastar Historical	WEHLU Sale		Pro Forma
	(in thousands, except share and per share data)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$13,266	$98,809	(a)	$112,075
Accounts receivable, net	38,575	—		38,575
Commodity derivative contracts	1,370	—		1,370
Prepaid expenses	960	—		960
Total current assets	54,171	98,809		152,980
PROPERTY, PLANT AND EQUIPMENT:
Oil and natural gas properties, full cost method of accounting:
Unproved properties, excluded from amortization	131,955	—		131,955
Proved properties	1,344,329	(99,475)	(b)	1,244,854
Total natural gas and oil properties	1,476,284	(99,475)		1,376,809
Furniture and equipment	3,838	—		3,838
Total property, plant and equipment	1,480,122	(99,475)		1,380,647
Accumulated depreciation, depletion and amortization	(1,155,027)	—		(1,155,027)
Total property, plant and equipment, net	325,095	(99,475)		225,620
OTHER ASSETS:
Restricted cash	370	—		370
Advances to operators and other assets	82	—		82
Other	405	—		405
Total other assets	857	—		857
TOTAL ASSETS	$380,123	$(666)		$379,457
LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
Accounts payable	$24,382	$—		$24,382
Revenue payable	11,823	—		11,823
Accrued interest	7,298	—		7,298
Accrued drilling and operating costs	9,381	—		9,381
Advances from non-operators	1,445	—		1,445
Commodity derivative contracts	4,416	—		4,416
Commodity derivative premium payable	135	—		135
Other accrued liabilities	2,706	1,475	(c)	4,181
Total current liabilities	61,586	1,475		63,061
LONG-TERM LIABILITIES:
Long-term debt	342,952	—		342,952
Commodity derivative contracts	2,572	—		2,572
Asset retirement obligation	4,841	(2,141)	(d)	2,700
Total long-term liabilities	350,365	(2,141)		348,224
Commitments and contingencies
STOCKHOLDERS' DEFICIT:
Preferred stock, 40,000,000 shares authorized
Series A Preferred stock, 4,045,000 shares issued and outstanding at December 31, 2017 with liquidation preference of $25.00 per share	41	—		41
Series B Preferred stock, 2,140,000 shares issued and outstanding at December 31, 2017 with liquidation preference of $25.00 per share	21	—		21
Common stock, par value $0.001 per share; 800,000,000 shares authorized; 218,874,418 shares issued and outstanding at December 31, 2017	219	—		219
Additional paid-in capital	819,554	—		819,554
Accumulated deficit	(851,663)	—		(851,663)
Total stockholders' deficit	(31,828)	—		(31,828)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$380,123	$(666)		$379,457

See accompanying notes to unaudited pro forma consolidated financial information.

GASTAR EXPLORATION INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2017

		Pro Forma Adjustments
	Gastar Historical	WEHLU Sale		Pro Forma
	(in thousands, except share and per share data)
REVENUES:
Oil and condensate	$54,667	$(27,155)	(e)	$27,512
Natural gas	10,079	(4,220)	(e)	5,859
NGLs	11,841	(6,170)	(e)	5,671
Total oil and condensate, natural gas and NGLs revenues	76,587	(37,545)		39,042
Loss on commodity derivatives contracts	(4,457)	—		(4,457)
Total revenues	72,130	(37,545)		34,585
EXPENSES:
Production taxes	2,830	(1,561)	(f)	1,269
Lease operating expenses	22,195	(10,825)	(f)	11,370
Transportation, treating and gathering	1,814	—		1,814
Depreciation, depletion and amortization	24,015	(11,524)	(g)	12,491
Accretion of asset retirement obligation	237	(75)	(h)	162
General and administrative expense	16,842	—		16,842
Total expenses	67,933	(23,985)		43,948
INCOME (LOSS) FROM OPERATIONS	4,197	(13,560)		(9,363)
OTHER INCOME (EXPENSE):
Interest expense	(38,955)	—		(38,955)
Loss on early extinguishment of debt	(12,172)	—		(12,172)
Investment and other income	175	—		175
LOSS BEFORE PROVISION FOR INCOME TAXES	(46,755)	(13,560)		(60,315)
Provision for income taxes	—	—	(i)	—
NET LOSS	(46,755)	(13,560)		(60,315)
Dividends on preferred stock	(8,443)	—		(8,443)
Undeclared cumulative dividends on preferred stock	(6,030)	—		(6,030)
NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(61,228)	$(13,560)		$(74,788)
NET LOSS PER SHARE OF COMMON STOCK ATTRIBUTABLE TO COMMON STOCKHOLDERS:
Basic	$(0.31)			$(0.38)
Diluted	$(0.31)			$(0.38)
WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING:
Basic	195,369,489	—		195,369,489
Diluted	195,369,489	—		195,369,489

See accompanying notes to unaudited pro forma consolidated financial information

.

1.	Pro Forma Adjustments for the WEHLU Sale

(a)	To record net cash proceeds at closing of $98.8 million for the WEHLU Sale at December 31, 2017.
(b)

To record the reduction in property, plant and equipment for the sales proceeds net of purchase price adjustments and non-recurring estimated transaction costs directly related to the divestiture and to reduce the property, plant and equipment balance for the related asset retirement obligation costs at December 31, 2017.

(c)	To record a liability for estimated non-recurring transaction costs directly related to the divestiture at December 31, 2017.
(d)	To record the reduction in the asset retirement obligation liability at December 31, 2017.
(e)	To record the reduction in oil and condensate, natural gas and NGLs sales revenues for the year ended December 31, 2017.
(f)	To record the reduction in direct operating expenses for the year ended December 31, 2017.
(g)	To record the reduction in DD&A expense for the year ended December 31, 2017.
(h)	To record the reduction in accretion expense on the asset retirement obligation for the year ended December 31, 2017.
(i)	Pro forma adjustment for provision for income taxes has not been included as the Company has a full valuation allowance against assets created by net operating losses generated.